Exhibit 99.1

Enthusiast Gaming to Commence Trading on the Toronto Stock Exchange

TORONTO, Jan. 21, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSXV: EGLX) (OTCQB: ENGMF) (FSE: 2AV) is pleased to announce that the Company has received final approval to graduate from the TSX Venture Exchange (“TSXV”) to the Toronto Stock Exchange (“TSX”). Enthusiast Gaming expects its common shares will commence trading on the TSX under the same ticker symbol “EGLX” on January 27, 2020.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “Graduating to the TSX is an exciting milestone for Enthusiast Gaming and continues to validate our growth, building the largest gaming network in North America.” He continued, “There are almost 2,000 companies listed on the TSX Venture Exchange and in 2019 only 21 companies graduated to the TSX main board, proving that only a small fraction of companies are able to make the transition. We are proud to be one of the first companies to successfully graduate to the TSX in 2020 and provide further visibility and liquidity to shareholders.”

The Company’s common shares will be delisted from the TSXV concurrently with the listing on the TSX. Shareholders will not be required to take any action.

The Company also announces that MZ IR Group and Generation Advisors are no longer providing IR services to the Company.

About Enthusiast Gaming

Enthusiast Gaming (TSX.V: EGLX) (OTCQB: ENGMF) (FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes 100+ gaming related websites and 900 YouTube channels which collectively reach 150 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle-based Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company, visit www.enthusiastgaming.com. For more information on Luminosity Gaming, please visit luminosity.gg.

For further information: Enthusiast Gaming Contact, Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information, including the anticipated date of delisting the Company's common shares from the TSXV and listing the shares on the TSX and the benefits of graduating to the TSX to the Company and its shareholders. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors, such as changes in the timing and process for delisting the Company's common shares from the TSXV and listing the shares on the TSX, that may cause the actual results, performance or achievements of Enthusiast Gaming to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast Gaming, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative. Except as required by securities law, Enthusiast Gaming does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.